FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                02 September 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







        International Power Enters Exclusivity with AES Drax Holdings Ltd

(London - 30 August 2003) International Power draws attention to the following announcement released by AES Drax Holdings today:

AES Drax Holdings Ltd ("Drax") has today announced that, following a period of intensive discussions with International Power plc ("IPR"), BHP Billiton plc and Goldman Sachs International, and having noted the letter received yesterday from MMC, and following discussions with the senior creditors of Drax, it has now entered into an exclusive arrangement with IPR on the basis of a revised offer received from IPR yesterday to participate in the restructuring of Drax.

The intention is to finalise the detailed terms of the restructuring in order to complete the restructuring by the end of this year.

David Crane, CEO of IPR, said: "We are pleased to have advanced to this very important stage in the restructuring process and we look forward to a successful conclusion of negotiations. An interest in Drax represents a good opportunity for us to create value for the future benefit of our shareholders and all the stakeholders in Drax."

Gordon Horsfield, Chairman & Director of Drax, commented: "We are delighted with the level of interest which has been shown by parties wishing to participate in the restructuring of Drax and the confidence in its long term future which this implies. We thank BHP Billiton and Goldman Sachs for their interest, and are now working expeditiously with International Power in order to conclude the restructuring as quickly as possible."

Gerald Wingrove, Finance Director of Drax, commented: "We look forward to a strong ongoing commercial relationship between Drax and International Power, which we believe will bring significant benefits to both companies."

For further information please contact:

Media Contact:
Aarti Singhal
+44 (0)20 7320 8681

Notes to Editors:

International Power plc is a global independent power producer with interests in 28 power stations in 12 countries around the world. The Company's net generation capacity in operation and under construction totals 11,600 MW. Among the countries where International Power has facilities in operation are Australia, the United States, the United Kingdom, the Czech Republic, Oman, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created in October 2000 and its shares are traded on the London Stock Exchange, and as ADRs on the New York Stock Exchange under the ticker symbol "IPR".


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary